Exhibit 99.1

Sapiens Stingray Recognized Among 2017’s “Top 10 Policy Administration Solution Providers” by Insurance CIO Outlook

StoneRiver, a Sapiens Company, was also recognized among the Top 10

Holon, Israel – June 1, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Sapiens Stingray has been named one of this year’s “Top 10 Policy Administration Solution Providers” by Insurance CIO Outlook magazine. StoneRiver, a Sapiens company, was also recognized among the Top 10.

The prestigious 2017 list of top administration solution providers was determined by a team of prominent CEOs, CIOs and VCs, along with Insurance CIO Outlook’s editorial board. Sapiens Stingray was recognized as a Top 10 provider based on the success of its Sapiens Stingray System, a property and casualty (P&C) insurance administration suite targeted towards the lower-tier U.S. market, as well as managing general agents (MGAs), third-party administrators (TPAs) and insurance brokers.

“We extend our congratulation to Sapiens Stingray on being named one of the ‘Top 10 Policy Administration Solution Providers for 2017’ and to Sapiens for earning two of the Top 10 spots,” said Pamela Morgan, managing editor of Insurance CIO Outlook. “Sapiens Stingray earned its recognition by consistently demonstrating its ability to fulfill the burning need for a cost-effective and flexible policy administration solution that adds value to the insurance landscape.”

“Sapiens is excited and honored to claim two places on the Top 10 list this year,” said Yaffa Cohen-Ifrah, Sapiens’ chief marketing officer and head of corporate communications. “We see this recognition as validation of Sapiens’ strong capabilities to effectively address the needs of the North American insurance market and we thank Insurance CIO Outlook for its continued sponsorship of the Top 10 program.”

About Sapiens Stingray

The Sapiens Stingray System (“Stingray”) is a complete solution, with quick installation capabilities. It features policy, billing, claims, reinsurance, imaging, agency and consumer portals, point-of-sale, workflow, business intelligence and many third-party interfaces – MVR/DMV, e2Value, RiskMeter, credit card, general ledger, comparative raters, CLUE, bureau stat reporting and more. Sapiens Stingray is headquartered in Bradenton, Florida, with offices in Garner, North Carolina. For more information: www.stingraysystem.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com